July 2, 2018

Ms. Jennifer Thompson
Accounting Branch Chief, Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    SCANA Corporation
South Carolina Electric & Gas Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 1-08809 and 1-03375

Dear Ms. Thompson:

We respectfully provide the following response to the comment arising from your review of the above filing, as described in your letter of June 19, 2018. For ease of reference, we have reproduced and italicized your comment language.

Financial Statements
Notes to Consolidated Financial Statements
10. Commitments and Contingencies
Abandoned Nuclear Project, page 108

1.
We note that a portion of your $1.118 billion impairment charge for your abandoned nuclear project consists of $1.2 billion of costs expensed on the project that have not been determined to be prudent by the SCPSC, offset by $1.0 billion for amounts received from the Toshiba Settlement. Please tell us your basis in GAAP for offsetting the Toshiba Settlement proceeds against the impairment charge. Please also tell us whether the Toshiba Settlement agreement or the guaranty agreement specified the costs for which the settlement payment was intended to reimburse you. For example, tell us whether the payment was for costs already approved to be recovered in rates by the SCPSC or costs not yet specifically approved, if the payment was for specific assets and costs, or if payment was for the project as a whole.

Response:
South Carolina Electric & Gas Company (“SCE&G” or the “Company”) for itself and as agent for the South Carolina Public Service Authority (collectively, the “Owners”), entered into the Engineering, Procurement and Construction Agreement dated May 23, 2008, as subsequently amended (the “Agreement”), with a consortium that included Westinghouse Electric Company, LLC (“Westinghouse”). In connection with the Agreement, Toshiba Corporation (“Toshiba”), the parent of Westinghouse, provided a guaranty (the “Toshiba Guaranty”) in favor of the Owners. Under the terms of the Toshiba Guaranty, Toshiba agreed to “the prompt and complete payment, when due and owing, of the payment obligations of Westinghouse under the terms of the Agreement.” The Agreement requires Westinghouse to pay liquidated damages to the Owners in the event that “a Unit does not achieve Substantial Completion by such Unit’s Guaranteed Substantial Completion Date due to the Contractor’s fault” (as those terms are defined in the Agreement). The Agreement does not specify that such

Ms. Jennifer Thompson

July 2, 2018

damages relate to particular costs or whether such costs have been approved for recovery by regulators. Further, a settlement with Toshiba (the “Toshiba Settlement”) specifies that payments under the settlement are in satisfaction of “Toshiba’s payment obligations under the Toshiba Guaranty.” As a result, payments under the Toshiba Guaranty and the Toshiba Settlement relate to the project as a whole. Nothing in either the Toshiba Guaranty or the Toshiba Settlement limits those payments to particular construction costs, regardless of whether those costs have been considered within the context of rate recovery by regulators. As such, we have viewed the proceeds received under these agreements as liquidated damages for the recovery of costs related to the abandoned nuclear construction project (the “Nuclear Project”).

ASC 980-360-35 provides guidance regarding the appropriate accounting for plant abandonments, including prescribing the timing for removing abandoned costs from construction work in progress accounts and for determining losses to be recorded in the event a disallowance of all or part of the cost of the abandoned plant is both probable and reasonably estimable. ASC 980-360-35-3 requires that the Company, in making determinations related to recovery of allowed costs, focus on the facts and circumstances related to the specific abandonment and that it consider the past practice and current policies of the applicable regulatory jurisdiction on abandonment situations.

Prior to the Company’s decision to abandon the Nuclear Project, in each of the Company’s prior proceedings under the Base Load Review Act (the “BLRA”), the Public Service Commission of South Carolina (“SCPSC”) had unanimously approved our petitions and had granted all prior revised rates requests thereunder, including the affirmation that related construction costs had been prudently incurred. In addition, while the Company has been one of only two applicants under the BLRA, the Company is not aware of instances in which the SCPSC has reversed its prior decisions in other proceedings to which the Company has been a party.

In properly considering all facts and circumstances related to this specific abandonment, we believed (and believe) that the proceeds for liquidated damages received under the Toshiba Settlement could be viewed by the regulator as representative of a recovery of construction costs as contemplated within the Agreement. Given that these proceeds are part and parcel to the Agreement that gave rise to the capitalized costs being evaluated for impairment, we believe that in determining the amount of the estimated impairment charge recorded, it was reasonable and logical to view such settlement proceeds as a reduction to the amount necessary to be recovered from customers. We did not (and do not) believe that there was (or is) any basis upon which to record the settlement proceeds as a gain or for shareholder benefit, and we have consistently disclosed our expectation that these settlement proceeds should and would inure to the benefit of customers.

As part of our considerations regarding these settlement proceeds, we also noted that ASC 410-30-35 and ASC 410-30-45 prescribe the accounting for potential recoveries of amounts expended for environmental remediation. When evaluating the proper accounting for this abandonment, we considered the concepts within this standard. As documented above, we viewed these settlement proceeds as part and parcel to the Agreement that gave rise to the capitalized costs and as a reduction to the amount necessary to be recovered from customers. While this guidance relates to environmental remediation costs rather than abandonments, we did evaluate it as being helpful for analogy.

We will continue to appropriately consider and apply the ASC 980-360-35 guidance as we evaluate ongoing developments during the regulatory and legislative process. Such developments may include, for example, the results of governmental reviews, legislative actions, discovery efforts, data requests, the effects of accounting orders or other regulatory filings or rulings, and the progress of any settlement negotiations. As new information becomes available, we will reevaluate our conclusions and estimates relating to recovery and disallowance of Nuclear Project costs.

Ms. Jennifer Thompson

July 2, 2018

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings. Should you have any further questions, please call me at 803-217-6017, or Iris Griffin, our Senior Vice President and Chief Financial Officer, at 803-217-6642. Alternatively, I can also be reached at jswan@scana.com.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV
Vice President and Controller